UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76220 / October 22, 2015

Admin. Proc. File No. 3-16677

In the Matter of

THE AMERICAN CORP.
(A/K/A AMERICAN CORP.) and
NUGEN HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by The American Corp. (a/k/a American Corp.) or NuGen Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to The American Corp. (a/k/a American Corp.) and NuGen Holdings, Inc.[2] The order contained in that decision is hereby declared effective.

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[1]   17 C.F.R. § 201.360(d).

[2]   *The Am. Corp. (a/k/a Am. Corp.), Madison Acquisition Ventures, Inc., and NuGen Holdings, Inc.*, Initial Decision Release No. 864 (Aug. 18, 2015), 112 SEC Docket 04, 2015 WL 4929880. The Central Index Key numbers are: 1188212 for The American Corp. (a/k/a American Corp.); and 1415603 for NuGen Holdings, Inc.

The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of The American Corp. (a/k/a American Corp.) and NuGen Holdings, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 864
ADMINISTRATIVE PROCEEDING
File No. 3-16677

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of THE AMERICAN CORP. (A/K/A AMERICAN CORP.), MADISON ACQUISITION VENTURES, INC., and NUGEN HOLDINGS, INC.	INITIAL DECISION OF DEFAULT AS TO TWO RESPONDENTS August 18, 2015

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondents The American Corp. (a/k/a American Corp.) and NuGen Holdings, Inc. The revocation is based on their failures to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

On July 7, 2015, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an Order Instituting Administrative Proceedings (OIP). The OIP alleges that American Corp. and NuGen have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. On July 20, 2015, I found that American Corp. and NuGen were served with the OIP by July 13, 2015, and their Answers were due by July 27, 2015. *The Am. Corp.*, Admin. Proc. Rulings Release No. 2949, 2015 SEC LEXIS 2972. On July 28, 2015, I noted that American Corp. and NuGen had not filed Answers to the OIP and ordered them to show cause by August 7, 2015, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend the proceeding. *The Am. Corp.*, Admin. Proc.

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[1] This proceeding has already ended as to Madison Acquisition Ventures, Inc. *See The Am. Corp.*, Exchange Act Release No. 75669, 2015 WL 4748220 (Aug. 12, 2015).

Rulings Release No. 2985, 2015 SEC LEXIS 3073. American Corp. and NuGen did not attend the prehearing conference held on August 11, 2015, and to date have not filed Answers or responded to the Order to Show Cause.

FINDINGS OF FACT

American Corp. and NuGen are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

American Corp., Central Index Key (CIK) No. 1188212, is a void Delaware corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed its initial registration statement on June 11, 2003.

NuGen, CIK No. 1415603, is a void Delaware corporation located in Ashburn, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NuGen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $577,235 for the prior six months.

American Corp. and NuGen failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that American Corp. and NuGen failed to file timely periodic reports. As a result, American Corp. and NuGen failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors will be adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

American Corp. and NuGen's failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). American Corp. and NuGen's violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). American Corp. and NuGen are also culpable because they failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, American Corp. and NuGen have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of American Corp. and NuGen's registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of The American Corp. (a/k/a American Corp.) and NuGen Holdings, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge